Pricing Supplement # 1
(To Prospectus dated July 23, 2001, as supplemented by
Prospectus Supplement dated August 30, 2001)

$25,000,000

5.625% Medium-Term Notes Due October 1, 2010

Interest payable March 1 and September 1

The Notes will mature on October 1, 2010. Interest will accrue from October 3, 2001. The Notes will not be subject to redemption prior to maturity.

	Price to Public	Discounts and Commissions	Proceeds to the Company
Per Note	99.800%	.600%	99.200%
Total	$24,950,000	$150,000	$24,800,000

We are offering the Notes through UBS Warburg LLC, pursuant to a Distribution Agreement dated September 28, 2001, substantially on the same terms as described under “Plan of Distribution” in the accompanying Prospectus Supplement.

We expect that delivery of the Notes will be made to investors on or about October 3, 2001.

UBS Warburg

September 28, 2001